

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

<u>Via E-Mail</u>
Mr. Gregory Rotelli
President, Chief Executive Officer, Chief Financial Officer
Treasurer, Secretary and Director
Independence Energy Corp.
3020 Old Ranch Parkway, Suite 300
Seal Beach, CA 90740

> **Re:** **Independence Energy Corp.**
> **Form 10-K for the Fiscal Year ended January 31, 2013**
> **Filed May 16, 2013**
> **File No. 000-54323**

Dear Mr. Rotelli:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief